MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

02034860

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington. DC 20549
USA

Our ref: File No. 82.1961
Your ref:

Date 21 May 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

The enclosed information is being supplied as follow up for our existing exemption.

Yours faithfully

P A Jarrer

Graham Oakley
Company Secretary

dlw 6/17

Marks and Spencer Group p.l.c.
Preliminary Results Announcement
Year ended 30 March 2002

HIGHLIGHTS

- Group turnover from continuing operations up 3.8% to £7,619.4m, with a second half increase of 6.9%
- Group operating profit from continuing operations before exceptional charges up 30.8% to £629.1m
- Group profit before tax and exceptional items from continuing operations up 30.7% to £646.7m
- Adjusted earnings per share up 45.5% to 16.3 pence per share
- Final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share (+ 5.6%)
- Delivery of the restructuring programme, allowing £2bn to be returned to shareholders

The restructuring strategy and recovery plan announced at the end of March last year has been substantially completed. Having exited loss making and non-core activities, the Group is now focused on its core businesses - UK Retail and Financial Services - with a capital structure in place to generate greater earnings per share growth for shareholders.

In UK Retail, customer confidence in Clothing has been restored through improved product appeal and segmentation. The 'Perfect' campaign, with its focus on classically stylish merchandise for core customers continues to be successful. In Womenswear, younger customers have been attracted to the stores through the addition of the per una ranges, whilst the more traditional customers have responded to the Classic Shops. In Menswear, the initial response to the Blue Harbour ranges has been encouraging. The availability, quality and fit of merchandise have improved and with the launch of the spring ranges, market share has increased across adult clothing.

The business continues to benefit from changes in the way it sources merchandise and the planned improvement in the Clothing buying margin of 3 percentage points has been achieved over the last 12 months.

In Home, 27 concept shops have been created within larger stores and progress to date has been encouraging.

The Food business has performed well and market share has been maintained in a competitive trading environment. Customers continue to appreciate the enticing food offer and high quality. Five Simply Food stores, small convenient food only stores, have been opened as part of a plan to make the food offer easily available to more customers.

Two-thirds of UK Retail selling space has now been modernised, creating a brighter and more modern environment for customers. A further 100 stores will be renewed in the coming year.

In Financial Services, profits were down on last year. Income from the Chargecard held up well, but personal loan advances have fallen in a very price-competitive environment. In addition, overall profits have been affected by an increase in bad debt charges as the approach to providing for bad debts was revised.

Commenting on the results, Luc Vandevelde, Chairman and Chief Executive said:

"We have made good progress and believe that we have turned the corner. However I recognise our performance was helped by the buoyant High Street trading conditions and now our task is to secure the recovery and to build for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our pre-eminent position in the UK market.

In phase two our strategy will deliver the following:

- A more efficient supply chain which will use scale advantage to deliver further improvements in quality, appeal and value;
- Small food stores (20 this year) which will make our food offer more accessible to more people more often;
- A wider offer for our customers in Home this autumn and a trial of two large stand-alone 'Home Stores' in 2003/04; and
- A pilot of a combined credit and loyalty card to reinvigorate our Financial Services business.

In view of the progress we have made to date, I am pleased to propose a final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share."

OPERATING REVIEW

Group Summary

Results from continuing operations	2002 £m	2001 £m	% inc.
Turnover			
- retained businesses	7,290.7	7,029.5	3.7%
- Kings Super Markets	328.7	313.1	5.0%
	7,619.4	7,342.6	3.8%
Operating profit before exceptional charges			
- retained businesses	616.5	469.0	31.4%
- Kings Super Markets	12.6	11.9	5.9%
	629.1	480.9	30.8%
Profit before tax and exceptional items	646.7	494.8	30.7%
Earnings per share*	5.4p	(0.2)p	
Adjusted earnings per share*	16.3p	11.2p	

* Based on total earnings attributable to shareholders

The year under review has seen a major change in the performance and focus of the Group: there has been a significant turnaround in the performance of UK Retail; loss making operations in Continental Europe have been closed; and non-core businesses in North America have been sold or negotiations are ongoing for their disposal.

The results from continuing operations include sales and operating profits from Kings Super Markets as the intended disposal has not yet been completed. During the year, Kings Super Markets contributed £328.7m to turnover (last year £313.1m) and £12.6m to operating profits (last year £11.9m). The results from Continental Europe (which were provided for last year) and Brooks Brothers have been grouped together and separately disclosed under discontinued operations.

Turnover from continuing operations for retained businesses increased by 3.7% to £7,290.7m. Within this, UK Retail turnover grew by 4.5% but was marginally offset by decreases in turnover for Financial Services and International Retail.

Operating profit from continuing operations (but before exceptional charges) increased by 30.8% to £629.1m. This was driven by the improvement in performance of UK Retail, where operating profits before exceptional items increased by 50.9% to £505.2m, offset by decreases in operating profits from Financial Services and International Retail.

Two transactions during the year gave rise to significant non-operating exceptional items. Firstly, the sale and leaseback of 78 smaller stores delivered a profit of £50.0m which is included in the overall profit on disposal of fixed assets of £41.2m. Secondly, the disposal of Brooks Brothers for £157.1m gave rise to a substantial accounting loss of some £376.7m. This loss reflects a charge of £368.2m for goodwill which was written off to reserves when Brooks Brothers was acquired and which we are now required to charge through the profit and loss account. Excluding goodwill, the loss on disposal was £8.5m subject to finalisation of the sale process.

Net interest income increased by £3.7m despite lower average interest rates, as a result of higher average cash balances, which benefited from the proceeds of disposal of businesses and properties.

Profit before tax was £335.9m compared to £145.5m last year. Excluding the results from discontinued operations, and exceptional items, profit before tax was £646.7m compared to £494.8m in the previous year, an increase of 30.7%. The tax charge reflects an effective tax rate of 29.6% (excluding the effect of exceptional items) compared to 32.9% last year. These rates reflect the adoption of a new accounting standard on deferred tax which has increased the effective rate of tax by 0.5 percentage points (last year 1.4 percentage points).

Basic earnings per share were 5.4p; eliminating the effect of exceptional items, the adjusted earnings per share were 16.3p, an increase of 45.5% on last year. A final dividend of 5.8p per share has been recommended by the Board, giving a total of 9.5p for the year (last year 9.0p). Excluding the effect of exceptional items, the dividend is covered 1.95 times.

The Group generated an operating cash flow for the year of £1,093.7m, significantly up on the £676.4m achieved last year. Cash inflow before funding of £1,132.0m includes the proceeds from the sale and leaseback of properties, the sale of Brooks Brothers and the closure of Europe. Together with new debt in the form of public bonds and securitisation of the property portfolio, this has been used to fund the redemption of B shares. Overall net debt has increased to £1,907.0m (last year £1,277.8m), after returning £1.7bn to date out of the £2bn to be returned to shareholders.

UK Retail

	2002 £m	**2001 £m**	**% inc**
Turnover (excluding VAT)	6,575.2	6,293.0	4.5%
Operating profit before exceptional charges	505.2	334.8	50.9%

Turnover (excluding VAT) was up 4.5% on last year at £6,575.2m. Including VAT, turnover was up 4.5% on last year, 4.0% on a like-for-like basis. Within this, the average selling price for general merchandise decreased by approximately 2%, but was more than offset by increases in volumes.

The quarterly sales performance is set out below, and clearly shows the improvement in performance following the launch of the autumn ranges in early September.

Increase/(decrease) on last year	**Q1 %**	**Q2 %**	**H1 %**	**Q3 %**	**Q4 %**	**H2 %**	**TOTAL %**
Clothing, footwear and gifts	(9.1)	0.8	(4.8)	8.0	16.5	10.6	3.4
Home	(1.5)	6.6	2.0	9.9	6.2	7.3	4.9
Food	5.9	4.9	5.4	6.0	6.0	6.0	5.7
Total	**(2.6)**	**2.8**	**(0.2)**	**7.3**	**10.9**	**8.4**	**4.5**

The second half Clothing performance was significantly better than the first, as customers reacted positively to the improvements in product appeal, quality and fit. In Womenswear, this was helped by changes made to product segmentation ranging from the per una collection, targeting younger customers, through the 'Perfect' ranges, to the Classic shops for the more traditional customer. The momentum was maintained with the 'Magic & Sparkle' Christmas campaign and the launch of the spring ranges in January, together with the Blue Harbour branding of the casual Menswear ranges. Customer response to the spring ranges in Womenswear and Menswear has been encouraging.

Lingerie experienced supply chain and availability issues in the first half, which have now been resolved, and made steady progress against last year in the second half, gaining market share.

The Childrenswear market remains competitive and action was taken early in the year to realign prices. Subsequent sales volumes were however insufficient to offset the reductions in selling prices. In August, we formed the Zip Project with Desmond & Sons. This venture was established to increase the speed, efficiency and cost effectiveness of the Childrenswear supply chain, enabling customers to benefit from better prices and faster access to more fashionable clothing. To date, we have invested £6.3m of revenue costs in this venture and the first products will start to come into stores from July 2002.

The actions taken to consolidate the supply base and produce more merchandise overseas continue to deliver benefits in the Clothing buying margin, which is 3 percentage points higher than last year. Together with improvements in appeal, quality and fit, which resulted in a decrease in the proportion of merchandise sold at reduced prices, this has delivered a significant improvement in the Clothing gross profit. Going forward, we aim to exploit the opportunities that exist to improve the speed and flexibility of the supply chain.

The performance of the Home business was adversely affected at the start of the year by the announcement to close the 'Direct' clothing catalogue business. This impact was short-lived and sales subsequently improved, further helped by two Chargecard events in October and February. During the year, we have created 27 Home concept stores within our larger stores.

The performance of the Food business was relatively constant throughout the year, even against challenging comparatives for the second half of last year. Overall, we maintained our market share in a competitive environment. We have extended the reach of our offer, having opened two stand-alone 10,000 sq. ft. food stores and two 3,000 sq. ft. Simply Food outlets. In addition, three outlets have been opened at railway stations in partnership with Compass Group. In the coming year, we plan to open 20 Simply Food stores with a further 30 to follow.

Operating costs increased by 3.6% for the full year. Full year operating costs include:

- £26.0m of additional pension costs following an actuarial valuation of the pension scheme;
- an additional £52.8m in respect of performance bonuses for management and store staff which was shared across 56,000 employees; and
- £17.8m on store modernisation.

These have been partially offset by savings in consultancy fees, marketing and IT costs and cost savings arising out of the closure of the 'Direct' clothing catalogue operation. In the second half, there was an additional £9.8m of rental expense following the sale and leaseback transaction.

Excluding performance bonuses, UK Retail operating costs increased by 0.5%.

International Retail

Turnover for the year in the overseas businesses (Republic of Ireland, franchises, Hong Kong and Kings Super Markets) increased by 1.0%. Turnover for the retained overseas businesses (excluding Kings Super Markets) decreased by 2.3% to £364.7m (a 3.0% decrease at constant exchange rates), resulting from weaker performances in certain key franchises and Hong Kong, although franchise sales improved in the final quarter.

Operating profit for International Retail was down 20.5% at £33.3m with operating profits for retained overseas businesses down 31.0% at £20.7m. Within this, our business in the Republic of Ireland performed ahead of last year, but some of our franchise partners experienced difficult trading conditions. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy. It also incurred approximately £5m in restructuring and abortive sale costs which have been charged in arriving at the operating profit of £20.7m referred to above.

Discontinued operations

During the year, we closed the Continental European operation and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

The cost of exiting the European operation, including ongoing trading losses, was provided for last year. To date we have incurred closure costs of £136.8m, including £42.5m of trading losses. The provision we set up at 31 March 2001 has been utilised against these costs and we have released £10.0m as we now expect the total cost of closure to be less than originally anticipated.

Brooks Brothers was sold at a loss of £376.7m, after taking into account goodwill previously written off to reserves.

Cash flow

Cash inflow from operating activities has increased by £417.3m to £1,093.7m. Within this, the cash inflow from retailing activities was £853.5m (last year £654.2m) and the cash inflow from financial services activities was £240.2m (last year £22.2m), as a result of the year-on-year decrease in customer advances.

During the year, the Group acquired tangible fixed assets totalling £290.5m (last year £255.7m). After taking into account the timing of payments the cash outflow for capital expenditure was £285.7m (last year £269.8m).

Sale of tangible fixed assets through the sale and leaseback of property and the disposal of other assets generated cash of £455.6m.

The sale of Brooks Brothers and the closure of Continental Europe realised £261.6m for the Group, net of costs and cash included in net assets sold.

Balance sheet restructuring

The restructuring plans announced at the end of last year have been substantially completed. We have:

- closed loss making operations in Continental Europe and the 'Direct' clothing catalogue operation;
- sold Brooks Brothers for $225m (£157.1m); and
- raised £777.4m (net of costs) from the property portfolio through sale and leaseback (£344.1m), securitisation (£321.5m) and the disposal of other properties (£111.8m), but we have retained ownership of prime retail assets in key locations with a net book value of over £2bn.

In addition, we raised £712.2m (net of costs) from the issue of two public bonds and a further £265.3m (net) under the Medium Term Note programme, introducing a level of gearing into the retail balance sheet.

At the end of the period, the weighted average interest rate on group borrowings was 5.8%.

These actions allowed us to propose a return of £2bn to shareholders by way of a Court approved Scheme of Arrangement. In March, we returned approximately £1.7bn to those shareholders who had elected to redeem the B shares issued as part of the Scheme of Arrangement. Approximately 394 million B shares with an aggregate nominal value of £276m remain in issue and shareholders will have the opportunity to redeem these in September and at six monthly intervals thereafter.

Following the return of capital, total gearing is 46.9%, with retail gearing at 27.0%.

Pro-forma earnings

The sale and leaseback transaction and return of capital to shareholders will have a significant effect on earnings in the coming year. If these transactions had occurred at the beginning of the year, then we estimate that our earnings from continuing operations (excluding Kings Super Markets) and before exceptional items, would have been as follows:

	2002 Pro-forma £m
Turnover	7,291
Operating profit	602
Interest expense	(49)
Profit before tax	553
Earnings per share	16.7p
Retail fixed charge cover	6.0x

Accounting for pensions

Financial Reporting Standard 17 (FRS17) "Retirement Benefits" was issued in November 2000 to replace SSAP24 "Accounting for Pension Costs" and is fully effective for the accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP24 although in accordance with the FRS17 transitional arrangements, certain additional disclosures will be included in the notes to the financial statements.

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 31 March 2001. This valuation revealed a shortfall of £134m (£94m after deferred tax) in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding level of 96%).

In accordance with FRS17, the actuary has updated that valuation of the UK scheme to 30 March 2002. The results of this update show that the deficit has increased to £400m (£280m after deferred tax).

The increase in the deficit over the year is attributable to the actuarial loss that would have been recognised through the Statement of Recognised Gains and Losses if FRS17 had been fully implemented. Approximately £60m of the increase in the deficit over the year results from a reduction in the corporate bond rate (used to discount the liabilities) from 6.0% to 5.9% with the balance due largely to a lower than expected value of the assets in the fund.

The FRS17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings. Had the Group charged pension costs to the profit and loss account under FRS17, the charge would have been in the region of £100m compared to the current charge of £148m under SSAP24.

Outlook for 2002/03

The UK clothing market remains strong, however it is unlikely that current consumer spending levels will be maintained.

Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

We anticipate further improvement in the Clothing buying margin of approximately 1 percentage point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base first announced in 1999. This includes the gross margin improvement in Zip.

We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02, and are targeting a full year reduction in markdown costs of 10%.

Consolidated profit and loss account

	Notes	52 weeks ended 30 March 2002 Continuing operations £m	Discontinued operations £m	Total £m	52 weeks ended 31 March 2001 Continuing operations Restated £m	Discontinued operations Restated £m	Total Restated (*) £m
Turnover	**2**	**7,619.4**	**516.0**	**8,135.4**	**7,342.6**	**733.1**	**8,075.7**
Operating profit:							
Continuing operations:							
Before exceptional charges		629.1	-	629.1	480.9	-	480.9
Exceptional operating charges	5	-	-	-	(26.5)	-	(26.5)
Continental European operations		-	(42.5)	(42.5)	-	(34.0)	(34.0)
Less provision made last year		-	42.5	42.5	-	-	-
Other discontinued operations		-	14.7	14.7	-	20.1	20.1
Total operating profit	**3**	**629.1**	**14.7**	**643.8**	**454.4**	**(13.9)**	**440.5**
Profit / (loss) on sale of property and other fixed assets	6A	41.2	-	41.2	(83.0)	(0.2)	(83.2)
Provision for loss on operations to be discontinued	6B	-	-	-	-	(224.0)	(224.0)
Loss on sale / termination of operations:	6C						
Loss arising on sale / closure		-	(102.8)	(102.8)	(1.7)	-	(1.7)
Less provision made last year		-	104.3	104.3	-	-	-
		-	1.5	1.5	(1.7)	-	(1.7)
Goodwill previously written off		-	(368.2)	(368.2)	-	-	-
Net loss on sale / termination of operations		-	(366.7)	(366.7)	(1.7)	-	(1.7)
Net interest income	4	17.6	-	17.6	13.9	-	13.9
Profit on ordinary activities before taxation		**687.9**	**(352.0)**	**335.9**	**383.6**	**(238.1)**	**145.5**
Taxation on ordinary activities	7	(195.1)	12.6	(182.5)	(146.3)	(3.2)	(149.5)
Profit on ordinary activities after taxation		**492.8**	**(339.4)**	**153.4**	**237.3**	**(241.3)**	**(4.0)**
Minority interests (all equity)		1.1	(1.5)	(0.4)	0.5	(2.0)	(1.5)
Profit attributable to shareholders		**493.9**	**(340.9)**	**153.0**	**237.8**	**(243.3)**	**(5.5)**
Dividends	9	(238.9)	-	(238.9)	(258.3)	-	(258.3)
Retained profit/(loss) for the period		**255.0**	**(340.9)**	**(85.9)**	**(20.5)**	**(243.3)**	**(263.8)**
Earnings per share	**8**			**5.4p**			**(0.2)p**
Diluted earnings per share	**8**			**5.4p**			**(0.2)p**
Adjusted earnings per share	**8**			**16.3p**			**11.2p**
Diluted adjusted earnings per share	**8**			**16.2p**			**11.2p**
Dividend per share	**9**			**9.5p**			**9.0p**

Consolidated statement of total recognised gains and losses

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 Restated £m
Profit/(loss) attributable to shareholders	**153.0**	**(5.5)**
Exchange differences on foreign currency translation	0.1	13.3
Unrealised surplus / (deficit) on revaluation of investment properties	0.5	(1.7)
Total recognised gains and losses relating to the period	**153.6**	**6.1**
Prior year adjustment (see note 7)	(79.6)	
Total recognised gains and losses since last annual report	**74.0**	

(*) Prior comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19 'Deferred tax' - see note 7

Consolidated balance sheet

	As at 30 March 2002 £m	As at 31 March 2001 Restated £m
Fixed assets		
Tangible assets	3,381.2	4,118.9
Investments	50.3	58.3
	3,431.5	**4,177.2**
Current assets		
Stocks	325.3	472.5
Debtors	2,619.3	2,629.3
Cash and investments	816.1	414.4
	3,760.7	**3,516.2**
Current liabilities		
Creditors: amounts falling due within one year	(1,750.8)	(1,981.6)
Net current assets	**2,009.9**	**1,534.6**
Total assets less current liabilities	**5,441.4**	**5,711.8**
Creditors: amounts falling due after more than one year	(2,156.3)	(735.1)
Provisions for liabilities and charges	(203.8)	(395.3)
Net assets	**3,081.3**	**4,581.4**
Capital and reserves		
Called up share capital	852.7	716.9
Share premium account	2.8	-
Capital redemption reserve	1,717.9	-
Revaluation reserve	387.3	455.6
Other reserve	(6,542.2)	378.2
Profit and loss account	6,662.4	3,015.1
Shareholders' funds (including non-equity interests)	**3,080.9**	**4,565.8**
Minority interests (all equity)	0.4	15.6
Total capital employed	**3,081.3**	**4,581.4**
Equity shareholders' funds	2,804.9	4,565.8
Non-equity shareholders' funds	276.0	-
Total shareholders' funds	**3,080.9**	**4,565.8**

Reconciliation of movements in shareholders' funds

	As at 30 March 2002 £m	As at 31 March 2001 Restated £m
Profit/(loss) attributable to shareholders	**153.0**	**(5.5)**
Dividends	(238.9)	(258.3)
	(85.9)	(263.8)
Other recognised gains and losses relating to the period	0.6	11.6
New share capital subscribed	8.9	7.1
Issue/redemption expenses	(9.3)	-
Amounts added from profit and loss account reserve in respect of shares issued to the QUEST	2.5	-
Redemption of B shares	(1,717.9)	-
Purchase of own shares	(52.0)	(20.3)
Goodwill transferred to profit and loss account on sale/closure of businesses	368.2	(1.3)
Net reduction in shareholders' funds	**(1,484.9)**	**(266.7)**
Opening shareholders' funds as previously stated	4,645.4	4,905.3
Prior year adjustment (see note 7)	(79.6)	(72.8)
Opening shareholders' funds as restated	4,565.8	4,832.5
Closing shareholders' funds	**3,080.9**	**4,565.8**

Consolidated cash flow statement

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Cash inflow from operating activities (see note 10)	**1,093.7**	**676.4**
Returns on investments and servicing of finance		
Interest received	38.8	13.1
Interest paid	(2.0)	-
Dividends paid to minorities	-	(0.5)
Net cash inflow from returns on investments and servicing of finance	36.8	12.6
Taxation		
UK corporation tax paid	(172.0)	(164.5)
Overseas tax paid	(7.4)	(0.1)
Cash outflow for taxation	(179.4)	(164.6)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(285.7)	(269.8)
Sale of tangible fixed assets	455.6	18.9
Purchase of fixed asset investments	(2.9)	(18.0)
Sale of fixed asset investments	9.0	10.7
Net cash inflow/(outflow) for capital expenditure and financial investment	176.0	(258.2)
Acquisitions and disposals		
Closure of operations	122.2	(0.9)
Sale of subsidiaries	139.4	(0.8)
Repayment of loan by joint venture	-	7.6
Cash inflow from acquisitions and disposals	261.6	5.9
Equity dividends paid	(256.7)	(258.6)
Cash inflow before management of liquid resources and financing	**1,132.0**	**13.5**
Management of liquid resources and financing		
Management of liquid resources (see note 10 ii)	(29.1)	263.7
Financing (see note 10 iii)	(730.2)	(265.4)
Increase in cash	**372.7**	**11.8**

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Increase in cash	**372.7**	**11.8**
Cash outflow / (inflow) from increase / (decrease) in liquid resources	29.1	(263.7)
Cash (inflow) / outflow from (increase) / decrease in debt financing (see note 10 iii)	(1,031.7)	245.9
Exchange movements	0.7	(20.4)
Movement in net debt	**(629.2)**	**(26.4)**
Opening net debt	(1,277.8)	(1,251.4)
Closing net debt	**(1,907.0)**	**(1,277.8)**

Notes

1. Basis of preparation

The results comprise those of Marks and Spencer Group p.l.c. and its UK and international subsidiaries for the 52 week period ended 30 March 2002 and have been prepared using accounting policies consistent with those adopted last year with the exception of the new accounting standard on deferred tax. The details of this change in accounting policy are set out in note 7. This summary of results does not constitute the full Financial Statements within the meaning of s240 of the Companies Act 1985. The full Financial Statements have been reported on by the Company's auditors, but have not yet been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

The results have been prepared using merger accounting principles following a reconstruction of the group under a Court approved Scheme of Arrangement. In the opinion of the Directors, the Scheme of Arrangement is a group reconstruction rather than an acquisition, since the shareholders of Marks and Spencer Group p.l.c. are the same as the former shareholders in Marks and Spencer p.l.c. and the rights of each shareholder, relative to the others, are unchanged and no minority interest in the net assets of the Group is altered. Therefore, the Directors consider that to record the Scheme of Arrangement as an acquisition by Marks and Spencer Group p.l.c., attributing fair values to the assets and liabilities of the Group and reflecting only the post-Scheme of Arrangements results within these accounts would fail to give a true and fair view of the Group's results and financial position.

Accordingly, merger accounting principles have been adopted. The results are presented as if the Scheme of Arrangement had been effective on 1 April 2001 except for the effect of the capital restructure and subsequent reduction of capital which took place on 22 March 2002. The consolidated profit and loss account combines the results of Marks and Spencer p.l.c. for the 52 week period ended 30 March 2002 with those of the Marks and Spencer Group p.l.c. for the period since its incorporation to 30 March 2002. The comparative figures relate to Marks and Spencer p.l.c. as restated for the effect of the Scheme of Arrangement.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail (including VAT)		
Clothing, footwear and gifts	3,773.4	3,649.5
Home	373.3	355.8
Foods	3,093.5	2,925.9
	7,240.2	**6,931.2**
Less : United Kingdom VAT	(665.0)	(638.2)
	6,575.2	**6,293.0**
International Retail [1]	693.4	686.5
Financial Services	350.8	363.1
Turnover from continuing operations	**7,619.4**	**7,342.6**
Discontinued operations:		
Continental Europe	170.2	285.0
Brooks Brothers (including Japan)	345.8	448.1
Turnover from discontinued operations	**516.0**	**733.1**
Total turnover	**8,135.4**	**8,075.7**

[1] International consists of the Republic of Ireland, Franchises, Hong Kong and Kings Super Markets.

The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £329.8m (last year £436.0m).

3. Operating profit

Operating profit arises as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail		
Before exceptional operating charges	505.2	334.8
Less: exceptional operating charges (see note 5)	-	(26.5)
	505.2	**308.3**
International Retail	**33.3**	**41.9**
Financial Services	**84.2**	**96.3**
Segmental operating profit from continuing operations	**622.7**	**446.5**
Add: excess interest charged to cost of sales of Financial Services (see note 4)	**6.4**	**7.9**
Operating profit from continuing operations	**629.1**	**454.4**
Discontinued operations:		
Continental Europe	(42.5)	(34.0)
Less: release of provision made last year	42.5	-
	-	(34.0)
The Americas		
Brooks Brothers (including Japan)	14.9	20.2
Corporate expenses	(0.2)	(0.1)
	14.7	20.1
Operating profit from discontinued operations	**14.7**	**(13.9)**
Total operating profit	**643.8**	**440.5**

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £103.7m (last year £115.3m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £116.9m (last year £107.4m). Intra group interest of £6.4m (last year £7.9m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra group interest added back this year arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.

5. Exceptional operating charges

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
UK restructuring costs [1]	-	(26.5)

[1] The £26.5m last year was in respect of the closure of the 'Direct' catalogue business (£16.5m) and the reduction of roles at the Group's head office (£10.0m).

6. Non-operating exceptional charges

6A Profit/(loss) on sale of property and other fixed assets

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Provision for loss on 'Direct' assets [1]	-	(19.0)
Other asset disposals [2]	41.2	(64.2)
Profit/(loss) on sale of property and other fixed assets	41.2	(83.2)

[1] Including the restructuring cost of £16.5m disclosed in note 5 above, this gave rise to total closure costs for the 'Direct' catalogue business of £35.5m last year.

[2] Other asset disposals mainly relates to the disposal of UK stores.

6B Provision for loss on operations to be discontinued

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Net closure costs	-	(225.3)
Goodwill previously credited to reserves	-	1.3
Provision for loss on operations to be discontinued	-	(224.0)

The provision for loss on operations to be discontinued represented the expected cost of the closure of the Group's Continental European subsidiaries. Net closure costs included provisions for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

6C Loss on sale / termination of operations

The loss on sale / termination of operations in the current year is analysed as follows:

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(94.3)	-	(94.3)
Less provision made last year	104.3	-	104.3
Net sale proceeds less net assets	-	(8.5)	(8.5)
Goodwill previously written off to reserves	-	(368.2)	(368.2)
	10.0	(376.7)	(366.7)

The loss on disposal last year of £1.7m relates to the sale of the Group's interest in Splendour.com and it stated after a charge of £1.0m for goodwill.

bsdf

7. Taxation

The taxation charge for the period ended 30 March 2002 reflects an effective tax rate of 29.6% excluding the effect of exceptional items (last year 32.9%). Included in the charge for the year is a credit of £13.2m (last year £8.5m) which is attributable to exceptional charges.

Financial Reporting Standard (FRS) 19 'Accounting for deferred tax' has been adopted with effect from 1 April 2000. FRS19 requires, subject to certain exemptions, deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy in respect of deferred tax was to recognise deferred tax to the extent that a liability or asset was likely to be payable or recoverable.

The effect is to reduce profit after tax by £3.3m (last year £6.8m) from £156.7m to £153.4m and to reduce opening net assets by £79.6m from £4,645.4m to £4,565.8m. Earnings per share for the prior year have been restated from 0.0p to a loss of 0.2p and adjusted earnings per share from 11.4p to 11.2p. Other prior year comparatives have been restated accordingly.

8. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of £153.0m (last year a deficit of £5.5m), and on 2,841,723,149 ordinary shares (last year 2,872,370,247), being the weighted average number of ordinary shares in issue during the year ended 30 March 2002. The weighted average number of ordinary shares used in the calculation of diluted earnings per ordinary share is 2,865,434,256 ordinary shares (last year 2,882,233,080).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	52 weeks ended 30 March 2002	52 weeks ended 31 March 2001 Restated
Earnings per share	**5.4p**	**(0.2)p**
Exceptional operating charges	-	0.7p
(Profit) / loss on sale of property and other fixed assets	(1.5)p	2.9p
Loss on sale / termination of operations	12.4p	0.1p
Provision for loss on operations to be discontinued	-	7.7p
Adjusted earnings per share	**16.3p**	**11.2p**